SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. __)*



                            CPI AEROSTRUCTURES, INC.
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                                (Name of Issuer)



                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)



                                    125919308
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                                 (CUSIP Number)

                             David Alan Miller, Esq.
                                 Graubard Miller
                          600 Third Avenue, 32nd Floor
                            New York, New York 10016
                            Telephone: (212) 818-8800


                                 August 14, 2001
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5


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                                  SCHEDULE 13D
-----------------------------                        ------------------------
CUSIP No. 125919308                                     Page 2 of 5 Pages
-----------------------------                        ------------------------

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1   |     NAME OF REPORTING PERSONS
    |     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
    |
    |     Edward J. Fred
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2   |     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
    |                                                                    (b)|_|
    |
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3   |     SEC USE ONLY
    |
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4   |     SOURCE OF FUNDS (SEE INSTRUCTIONS)
    |
    |     PF
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5   |     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |     ITEMS 2(d) OR 2(e)
    |                                                                       |_|
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6   |     CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |     United States
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                           | 7 |      SOLE VOTING POWER
                           |   |
                           |   |      305,102 shares
         NUMBER OF         |---------------------------------------------------
          SHARES           | 8 |      SHARED VOTING POWER
       BENEFICIALLY        |   |
         OWNED BY          |   |      -0-
           EACH            |---------------------------------------------------
         REPORTING         | 9 |      SOLE DISPOSITIVE POWER
          PERSON           |   |
           WITH            |   |      305,102 shares
                           |---------------------------------------------------
                           |10 |      SHARED DISPOSITIVE POWER
                           |   |
                           |   |      -0-
-------------------------------------------------------------------------------
11  |     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |     305,102 Shares
-------------------------------------------------------------------------------
12  |     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    |                                                                       |X|
    |
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13  |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     10.3%
-------------------------------------------------------------------------------
14  |     TYPE OF REPORTING PERSON*
    |
    |     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Securities and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.001 par value, of CPI Aerostructures, Inc. ("Company"), a New York corporation, whose principal executive offices are located at 200A Executive Drive, Edgewood, New York 11717.

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 2,657,046 shares of Common Stock outstanding as of October 18, 2001.

Item 2.  Identity and Background

         This statement is filed on behalf of Edward J. Fred. Mr. Fred's business address is 200A Executive Drive, Edgewood, New York 11717.

         Mr. Fred has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         Mr. Fred has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         Mr. Fred's principal business occupation is Executive Vice President, Chief Financial Officer, Secretary and Director of the Company. Mr. Fred is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Fred was granted an option to purchase 100,000 shares of the Company's Common Stock on October 14, 2001, at an exercise price of $1.20 per share. The option became fully exercisable upon grant and expires on August 13, 2011.

         Mr. Fred beneficially owns 305,102 shares of Common Stock, which includes 305,002 shares of Common Stock issuable upon the exercise of options which are currently exercisable.

Item 4.  Purpose of Transactions

         The option grant being reported upon in this Schedule 13D was granted in connection with Mr. Fred's employment. All of the shares beneficially owned by Mr. Fred specified in Item 3 above are held by Mr. Fred for investment purposes. Mr. Fred may undertake one or more of the actions set forth below.

         (a) Mr. Fred may acquire additional securities from time to time in the market or in private transactions. Mr. Fred owns options to purchase an aggregate of 305,002 shares of the Company's Common Stock, at exercise prices ranging from $1.20 to $8.46, all of which options are currently exercisable.

         Other than the rights described above and except that Mr. Fred may be issued options to purchase additional shares of Common Stock in the future, Mr. Fred does not have any agreement to acquire any additional Common Stock at this time and does not plan to dispose of any securities of the Company at this time.


                                   Page 3 of 5


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         (b) As a director and officer of the Company, Mr. Fred is involved in making material business decisions regarding the Company's policies and practices and may be involved in the consideration of various proposals considered by the Company's Board of Directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as a director and officer of the Company, Mr. Fred does not have any present plans or proposals which would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present Board of Directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         Mr. Fred was granted options to purchase 100,000 shares of Common Stock on August 14, 2001, directly from the Company. The options are immediately exercisable and expire on August 13, 2011. The exercise price per share is $1.20. Accordingly, Mr. Fred may be deemed to be the beneficial owner of an aggregate of 305,102 shares of Common Stock. This represents a beneficial ownership equal to 10.3% of the outstanding Common Stock of the Company. Mr. Fred has sole power to exercise the options and to vote and dispose of the shares of Common Stock, including the Common Stock issuable upon the exercise of options .

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         None.

Item 7.  Materials to be Filed as Exhibits

         10.35 Stock Option Agreement, between the Company and Mr. Fred, dated August 14, 2001.


                                   Page 4 of 5


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              October 18, 2001
                                              -----------------------------
                                              Date


                                              /s/ Edward J. Fred
                                              ----------------------------
                                              Edward J. Fred











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